August 19, 2019

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Paik

Re:	Altimmune, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 9, 2019

File No. 001-32587

Ladies and Gentlemen:

This letter is submitted on behalf of Altimmune, Inc. (the “Company”), to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated August 16, 2019 with respect to the Company’s preliminary proxy statement filed with the Commission on August 9, 2019 (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934. The Company is concurrently filing Amendment No. 1 to the Proxy Statement, which includes changes that reflect responses to the Staff’s comments.

For convenience of reference, we have set forth the Staff’s comment below, followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal 5, page 27

1.

We note that your proposal to approve the issuance of common stock in connection with future milestone payments is a result of your merger with Spitfire Pharma, Inc. Please revise your proxy statement to provide all of the information relating to Spitfire and the merger that is required by Items 11, 13 and 14 of Schedule 14A, as applicable. Please refer to Note A of Schedule 14A.

Response: In response to the Staff’s comment, and pursuant to Item 11 of Schedule 14A, the Company has revised the disclosure on pages 5, 27, 28 and 29 of Amendment No. 1 to the Proxy Statement to (i) clarify the calculation of the number of its common stock to be issued upon satisfaction of the milestones (the “Contingent Shares”), (ii) provide a statement on preemptive rights and (iii) state the effect of the issuance of the Contingent Shares upon the rights of existing holders of the Company’s common stock. The Company respectfully notes that the actual number of Contingent Shares is not currently determinable since the number is dependent on the Company’s future share price. Additionally, the Company respectfully notes that pursuant to Item 11(b) of Schedule 14A, because the Contingent Shares are of the same class as the Company’s currently outstanding common stock, the information called for by Item 202 of Regulation S-K is not required other than as set forth in Item 11(b). The Company has also revised the disclosure on pages 44 and 45 of Amendment No. 1 to incorporate by reference the information set forth in Item 13(a).

The Company respectfully advises the Staff that it does not believe that Item 14 of Schedule 14A is applicable, and that the information called for therein is not material to, and may potentially mislead, the Company’s stockholders in connection with their voting decision on Proposal 5.

Note A to Schedule 14A acknowledges that certain proposals to be acted upon by stockholders may involve the matters described by, and would therefore require the disclosure of information pursuant to, more than one item of Schedule 14A. Note A goes on to provide an example of such a circumstance “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.” (emphasis added)

The Company respectfully submits to the Staff that the instruction in Note A is inapplicable to Proposal 5 because it does not involve a solicitation seeking stockholder approval of the authorization of additional securities which are to be used to acquire another company. Rather, Proposal 5 seeks stockholder approval in accordance with Nasdaq Listing Rule 5635(a) and 5635(b) for the issuance of Contingent Shares upon the satisfaction of future milestones to the extent the issuance of Contingent Shares would exceed 20% of the outstanding shares of the Company before the Acquisition (as defined below) or result in a change of control.

While the Company is asking its stockholders to approve the issuance of the Contingent Consideration, these additional shares to be issued, if ever, will not be used for the purpose of consummating the acquisition of Spitfire (the “Acquisition”) or any other assets or company. The Company respectfully notes that the Acquisition closed on July 12, 2019 and the closing was not contingent upon, or subject to, stockholder approval of the Contingent Shares.

Under the Company’s organizational documents, Delaware law and the listing rules of Nasdaq, the Company and its board of directors had the authority, without stockholder approval, to consummate the Acquisition and issue the upfront consideration of 1,887,250 unregistered shares of the Company’s common stock. The stockholders’ right is, instead, to vote now on whether the Company may issue the Contingent Shares upon the achievement of the milestones. If the stockholders do not approve Proposal 5 then the

Company will settle such contingent obligation in cash as provided for in the Agreement and Plan of Merger and Reorganization relating to the Acquisition without the need for any further action on the part of its stockholders.

The Company respectfully submits that the information required by Item 14 of Schedule 14A is not material to an investor. The Company respectfully refers to its letter addressed to the Office of the Chief Accountant, dated May 24, 2019, which set forth, among other items, its analysis for why providing separate stand-alone financial statements for Spitfire would not be meaningful to investors, to which conclusion the Staff concurred. As a result of such conclusion, the acquisition of Spitfire does not require the presentation of financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X, and the Company respectfully submits that the inclusion of any such financials may confuse an investor as to the significance of the Acquisition.

Finally, the Company respectfully submits that the inclusion of information required by Item 14 of Schedule 14A may, in fact, be misleading to the Company’s stockholders by suggesting that the Company is asking for their vote, in part, to approve or disapprove of the Acquisition.
Item 14(a) of Schedule 14A, “Applicability,” lists the matters for which the subsequent Item 14(b) transaction information is to be provided. These matters are, exclusively, (1) a merger or consolidation; (2) an acquisition of securities of another person; (3) an acquisition of any other going business or the assets of a going business; (4) a sale or other transfer of all or any substantial part of assets; or (5) a liquidation or dissolution. At the Company’s proposed stockholder meeting, no action is to be taken with respect of any such matter. The inclusion of the information set forth in Item 14, if included in the Proxy Statement, may in fact cause confusion regarding the nature of Proposal 5 and mislead stockholders into believing that by voting against Proposal 5 they are voting against the consummation of the Acquisition. We call your attention to the fact that the Proxy Statement already includes disclosure to the effect that the Acquisition has been fully consummated.

In light of the foregoing, the Company respectfully submits that the information required by Item 14 of Schedule 14A is inapplicable to the decision to be made by the Company’s stockholders with respect to Proposal 5.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Very truly yours,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr., Esq.

Enclosures:

cc:	Vipin K. Garg, Ph.D., Chief Executive Officer, Altimmune, Inc.

William Brown, Chief Financial Officer, Altimmune, Inc.

Seo Salimi, Esq. Goodwin Procter LLP